May 8, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joseph McCann

Re:	Modular Medical, Inc.
Registration Statement on Form S-1
Registration No. 333-237615
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Modular Medical, Inc. (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement so that it may become effective at 10:00 a m., Eastern Time, on Monday, May 11, 2020 or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the Staff of the Division of Corporate Finance of the Commission. The Company would also appreciate telephone notice of such effectiveness to Lawrence Nusbaum at (646) 662-9389 or Howard Mulligan at (917) 930-2172.

Very truly yours,

MODULAR MEDICAL, INC.

By:	/s/ Paul DiPerna
Paul DiPerna
Chairman, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

16772 W. Bernardo Drive, San Diego, CA 92127 - 858.800.3500 – modular-medical.com